TSX: EQX NYSE-A: EQX

NEWS RELEASE

Equinox Gold Celebrates Official Opening of the Greenstone Mine

August 29, 2024 - Vancouver, BC - Equinox Gold Corp. (TSX: EQX, NYSE American: EQX) ("Equinox Gold" or the "Company") today celebrates the official opening of its Greenstone Mine in Geraldton, Ontario. The event will be live streamed at www.GreenstoneGoldMines.com beginning at 11:00am ET and will include remarks from the mine's Indigenous Partners, Government dignitaries and Equinox Gold's leadership team.

Greg Smith, President & CEO of Equinox Gold, commented: "Today is a pivotal milestone for Equinox Gold. After almost three years of construction and commissioning the Greenstone Mine is now a reality and will be a cornerstone asset for our company as one of Canada's largest and lowest cost gold producers. There are too many people to thank individually, but I specifically want to thank our local Indigenous, community, and Ontario government partners who have worked collaboratively and supported us through this journey; our joint venture partner, Orion Resource Partners, who worked with us until May this year when we acquired their 40% stake in the mine to become 100% owners; our employees, contractors and suppliers who enabled us to construct the mine on time and on budget, a remarkable feat given inflationary and COVID pressures; and our Board of Directors and entire Equinox Gold family for their steadfast support of the project."

The Greenstone Mine poured first gold on May 22, 2024 after beginning construction in October 2021. The mine continues its ramp-up to commercial production, having poured approximately 2,625 ounces in May, 13,625 ounces in June and 19,750 ounces in July, with average throughput exceeding 60% of design capacity during August to date.

Equinox Gold Contacts

Greg Smith, President & CEO

Rhylin Bailie, Vice President, Investor Relations

Tel: +1 604-558-0560

Email: ir@equinoxgold.com

About Equinox Gold

Equinox Gold is a growth-focused Canadian mining company operating entirely in the Americas, with eight producing gold mines and a clear path to achieve more than one million ounces of annual gold production from a pipeline of expansion projects. Equinox Gold's common shares are listed on the TSX and the NYSE American under the trading symbol EQX. Further information about Equinox Gold's portfolio of assets and long-term growth strategy is available at www.equinoxgold.com or by email at ir@equinoxgold.com.

Cautionary Statements

This news release contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation. Forward-looking statements and forward-looking information in this news release relate to, among other things: the Company's ability to successfully advance the Greenstone Mine to commercial and full production and the timing thereof; the Company's expectations for the operation of the Greenstone Mine, including production capabilities and future financial or operating performance; and the strategic vision for the Company and the Company's ability to successfully advance its expansion projects. Forward-looking statements and forward-looking information is generally identified by use of the words such as "will", "strategy", "clear path", "achieve" and similar expressions and phrases or statements that certain actions, events or results "could", "would" or "should", or the negative connotation of such terms. Although the Company believes that the expectations reflected in such forward-looking statements and forward-looking information are reasonable, undue reliance should not be placed on forward-looking statements or forward-looking information as the Company can give no assurance that such expectations will prove to be correct. The Company has based these forward-looking statements and forward-looking information on the Company's current expectations and projections about future events and these assumptions include but are not limited to: achieving commercial production at the Greenstone Mine in accordance with current expectations; the Company's ability to achieve the exploration, production, cost and development expectations for its operations and projects, including the Greenstone Mine; and the Company's expansion projects being completed and performed in accordance with current expectations. While the Company considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on the forward-looking statements or forward-looking information contained in this news release.

Suite 1501 - 700 West Pender St., Vancouver, BC Canada V6C 1G8 ir@equinoxgold.com +1 604.558.0560 www.equinoxgold.com

The Company cautions that forward-looking statements and forward-looking information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements and forward-looking information contained in this news release and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in gold prices; fluctuations in prices for energy inputs, labour, materials, supplies and services; fluctuations in currency markets; operational risks and hazards inherent with the business of mining (including environmental risks, geotechnical failures, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); inadequate insurance, or inability to obtain insurance to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and Indigenous partners; the Company's ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner or at all; changes in laws, regulations and government practices; legal restrictions relating to mining; and those factors identified in the section titled "Risks and Uncertainties" in Equinox Gold's Management's Discussion & Analysis dated February 21, 2024 for the year ended December 31, 2023, and in the section titled "Risks Related to the Business" in Equinox Gold's most recently filed Annual Information Form, both of which are available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Forward-looking statements and forward-looking information are designed to help readers understand management's views with respect to future events and speak only as of the date they are made. Except as required by applicable law, Equinox Gold assumes no obligation to update or to publicly announce the results of any change to any forward-looking statement or forward-looking information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements and forward-looking information. If Equinox Gold updates any one or more forward-looking statements or forward-looking information, no inference should be drawn that Equinox Gold will make additional updates with respect to those or other forward-looking statements or forward-looking information. All forward-looking statements and forward-looking information contained in this news release are expressly qualified in their entirety by this cautionary statement.